Deutsche Investment Management Americas Inc.

One International Place

Boston, MA 02110

November 29, 2017

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn.: Ms. Alison White

Re:	Post-Effective Amendment No. 153 to the Registration Statement on Form N-1A of Deutsche Global/International Fund, Inc. (the “Registrant”) (Reg. Nos. 033-05724; 811-04670) with respect to Deutsche International Growth Fund (the “Fund”), a series of the Registrant

Dear Ms. White,

This letter is being submitted on behalf of the Fund in response to comments of the staff of the Securities and Exchange Commission (“SEC”) received via telephone call on November 20, 2017 with regard to the above-captioned Post-Effective Amendment, which Amendment was filed on behalf of the Fund with the SEC on October 2, 2017 and has an effective date of December 1, 2017.

The comments of the SEC staff are restated below followed by the Registrant’s responses.

Comments to the Fund’s Prospectuses:

1.	Comment: Please confirm that completed fee and expense tables for the Fund will be included in the prospectuses prior to the effective date.

Response: The Fund confirms that completed fee and expense tables will be included in the Fund’s prospectuses.

2. Comment: If any share class of the Fund will be used as “clean” shares, please confirm that the Fund will comply with the SEC letter to the Capital Group dated January 11, 2017.

Response: The Fund will not be offering any “clean” shares as of the effective date of the Amendment.

3. Comment: In the “Principal Investment Strategy” section, the Fund notes that it invests “primarily in foreign equities.” As of August 31, 2017, the Fund’s most recent fiscal year end, the Fund was invested 49.3% in U.S. securities. Please advise.

Response: Prior to October 1, 2017, the Fund operated as Deutsche Global Growth Fund, and, prior to being revised, its prospectus noted that the “fund invests at least 65% of its total assets in US and foreign equities.”

4.	Comment: Please review how the prospectus disclosure for the Fund describes the actual derivative instruments that the Fund intends to use.

Response: The Registrant believes that the Fund’s disclosure regarding the use of derivatives is appropriate in light of the Fund’s circumstances and has been appropriately updated to reflect the current use of derivatives.

5. Comment: Consider whether “Regional focus risk” needs to be more specific, if the Fund is investing primarily in a particular region.

Response: The Fund does not specifically focus its investments on any particular region or area as part of its principal investment strategy. The distribution of its investments is expected to change in response to market developments. Therefore, based on the Fund’s circumstances, we believe the “regional focus risk” included in the Fund’s prospectus is appropriate.

6.	Comment: Please confirm that “Credit risk” and “Interest rate risk” are principal risks of the Fund. Please advise/revise the Fund’s summary section, as applicable.

Response: The above-noted risk disclosures have been removed from the Fund’s summary section.

7.	Comment: Please consider whether any potential “redemption-in-kind” distributions would be a pro rata slice of the Fund’s portfolio, individual securities from the Fund’s portfolio or a representative securities basket from the Fund’s portfolio, and consider whether modifications to the Fund’s disclosure should be made.

Response: We believe that the existing disclosure identifies for shareholders the possibility that they may receive a redemption-in-kind and the risks that they may face in holding and disposing of such securities. We do not believe that Form N-1A requires detailed disclosure regarding the manner in which an in-kind distribution may be made. Therefore, we respectfully decline to add additional disclosure at this time.

Comments to the Fund’s Statements of Additional Information:

8. Comment: In the “Principal Underwriter and Distribution Agreement” section of the Fund’s Part II Statement of Additional Information, please clarify amounts paid to the Distributor versus expenses incurred, i.e., clarify whether the Rule 12b-1 Plan is a compensation plan or reimbursement-type plan.

Response: The Registrant notes that responsive disclosure currently appears on page II-31 of Part II of the Fund’s Statements of Additional Information in the “Distribution and Service Agreements and Plans – Rule 12b-1 Plans” section, which states that: “Because the Rule 12b-1 Plans are compensation plans, future fees under a Rule 12b-1 Plan may or may not be sufficient to cover DDI for its expenses incurred. On the other hand, under certain circumstances, DDI might collect in the aggregate over certain periods more in fees under the applicable Rule 12b-1 Plan than it has expended over that same period.”

9. Comment: Please replicate, in the Fund’s Prospectus, the Fund’s Statement of Additional Information disclosure relating to redemptions-in-kind which notes that shares received are subject to market risk until sold and may incur taxes and brokerage charges upon sale.

Response: The Registrant notes that the requested disclosure currently appears under “Other Rights We Reserve” in the Fund’s Prospectuses which states that the Fund may “pay you for shares you sell by “redeeming in kind,” that is, by giving you securities (which are subject to market risk until sold, may incur taxes and typically will involve brokerage costs for you to liquidate) rather than cash, but which will be taxable to the same extent as a redemption for cash.”

10. Comment: In the Fund’s Part II Statement of Additional Information, in “Part II: Appendix II-B – Portfolio Management Compensation,” please specify the benchmark used in relation to compensation for portfolio managers.

Response: The Registrant believes that its current disclosure regarding portfolio manager compensation complies with Form N-1A. Specifically, the Fund’s disclosure indicates that performance is an element used in compensation decisions and that management looks to the relevant Morningstar peer group for the Fund, the iMoneyNet peer group for money market funds and the relevant benchmark set forth in the governing documents for other account types managed by investment professionals. The following currently appears on page II-54 of Part II of the Fund’s Statements of Additional Information: “To evaluate its investment professionals, Deutsche Asset Management reviews investment performance for all accounts managed in relation to the appropriate Morningstar peer group universe with respect to a fund, iMoneyNet peer group with respect to a money market fund or relevant benchmark index(es) set forth in the governing documents with respect to each other account type. The ultimate goal of this process is to evaluate the degree to which investment professionals deliver investment performance that meets or exceeds their clients’ risk and return objectives.”

If you have any questions regarding any of the foregoing or require additional information, please call me at (617) 295-2565.

Sincerely yours,

/s/ Caroline Pearson

Caroline Pearson

Managing Director

Deutsche Investment Management Americas Inc.

cc: John Marten, Vedder Price P.C.

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